

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Joseph Moscato
Chief Executive Officer
Generex Biotechnology Corporation
10102 USA Today Way
Miramar, FL 33025

     Re: Generex Biotechnology Corporation
            Amendment No. 1 to Registration Statement on Form S-1
            Filed June 15, 2020
            File No. 333-236481

Dear Mr. Moscato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Recent Developments, page 4

1. We refer to prior comment 1 and reissue in part. Please revise to identify and discuss the assets held by your NGIO subsidiary. In this regard, we note that the January 31, 2020 balance sheet filed with NuGenerex's Form 10 registration statement indicates that the only assets consisted of $174 in cash.

2. We note your disclosure on page 96 indicating that pursuant to a May 2020 ruling Generex may not issue, transfer or otherwise dispose of any shares of stock without receiving court approval from the judge in the Utah Third District Court. Please revise to highlight this disclosure in your Summary.

Corporate Development Concerning COVID-19, page 6

3. Please revise to clarify the basis for your statement that you have developed a proprietary, patented Ii-Key immune system activation technology that holds promise for the rapid development of a complete SARS-COV-2 Ii-Key peptide vaccine to address the current COVID-19 pandemic. Alternatively, please revise to remove this and other similar statements from the registration statement. As applicable, also revise this section to clarify, if true, that you have not conducted any clinical or pre-clinical testing to date.

Steps taken..., page 49

4. Please revise the disclosure on page 52 to explain your basis for the statement that "funding for the development of a vaccine of SARS-CoV-2 virus is in advanced discussions and currently expected that the development costs will be borne by the U.S. and foreign government agencies."

General

5. We note your response to our prior comment 2 and reissue in part. Please revise the prospectus to address corporate developments concerning the development of a rapid test for 2019-nCOV by NuGenerex Diagnostics or explain why this information is not material to investors.

6. As you know, the staff is reviewing your Annual Report on Form 10-K for the fiscal year ended July 31, 2019 and have issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 10-K.

Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc J. Ross, Esq.